SEWARD & KISSEL LLP
1200 G Street, N.W.
Washington, DC 20005

Telephone: (202) 661-7141
Facsimile: (202) 737-5184
www.sewkis.com

February 4, 2010

VIA EDGAR TRANSMISSION

Kevin C. Rupert
Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Javelin Exchange-Traded Trust
Semi-Annual Report for Period Ending June 30, 2010 File Nos. 811-22125 and 333-156024

Dear Mr. Rupert:

On January 25, 2010, you provided me with oral comments regarding the semi-annual report filed by Javelin Exchange-Traded Trust (the "Trust") with the Securities and Exchange Commission (the "Commission") for the period ending June 30, 2009 ("Semi-Annual Report").  During this period, the Trust's only series was JETS Dow Jones Islamic Market International Index Fund (the "Fund").

The following provides the Trust's response to each comment raised by the Commission staff.  For the staff's convenience, each of the staff's comments is set forth in full below, and then the response follows.

EDGAR Code

1.           The staff informed the Trust that the Trust used the incorrect EDGAR code when it made the Semi-Annual Report filing.  The Trust filed the report under "N-CSR" instead of "N-CSR-S".

Kevin C. Rupert
February 4, 2010

Response: The Trust acknowledges the error and apologizes for any confusion the error may have caused the staff.  The Trust will take steps to make sure it uses the correct EDGAR code in future filings.

Web Site

2.           Pursuant to an exemptive order granted to the Trust and its investment adviser, Javelin Investment Management, LLC (the "Adviser), on August 26, 2008, the Trust must post on the web site it maintains for the Fund (and future series) the following information:

•
the prior Business Day's net asset value per share ("NAV") and the bid/ask price, and a calculation of the premium or discount of the bid/ask price at the time of calculation of the NAV against such NAV; and

•
data in chart format displaying the frequency distribution of discounts and premiums of the daily bid/ask price against the NAV, within appropriate ranges, for each of the four previous calendar quarters ("Required Market Information").

The staff commented that it noticed on occasion that the Required Market Information, while posted, was not up-to-date.

In addition, the staff commented that the Semi-Annual Report had not been posted on the Trust's web site.

Response:  The Trust's web site contains the Required Market Information.  Set forth below is a recent excerpt from the Trust's web site showing the Required Market Information:

1/22/2010 NAV	$46.94

1/22/2010 Closing price	$47.225

Premium/discount	+0.285

In addition, the "Performance History" section of the Trust's web site has a spreadsheet containing historical information about the Fund's daily bid/ask price against its NAV.  See http://www.javelinfunds.com/pdf/jvsperformance.csv

The Adviser, in conjunction with its web site developer, have instituted procedures designed to ensure that the Required Market Information will be timely posted.

The "Literature" section of The Trust's web site has been revised to now contain the Semi-Annual Report and will be updated to contain copies of future annual reports and semi-annual reports.

2

Kevin C. Rupert
February 4, 2010

Performance Presentation

3.            The staff commented about the Trust's presentation of performance on its web site.  The staff noted that the performance information, at a minimum, should present the performance of the NAV per share, market price and applicable index for one, five and life of fund periods.

Response:  The Trust has revised its web site to ensure that performance of the Fund is presented in compliance with the staff's comments and Commission rules.  Set forth below is a recent excerpt from the web site that shows how performance of the Fund is currently presented:

	Since Fund Inception	1 Mo	3 Mo	6 Mo	1 Yr	5 Yr+
Index (DJIM100XUS)	23.12%	2.98%	6.23%	23.12%	35.85%	n.a
NAV	21.59%	1.86%	5.36%	21.59%	n.a	n.a
Market Price	21.90%	2.66%	5.84%	21.90%	n.a	n.a
+Commencement date: 06/29/2009

The Trust did not include the Fund's performance information required by Item 27(b)(7) of Form N-1A in the Semi-Annual Report because such information is required only in annual reports, not semi-annual reports.  Furthermore, the period covered by the Semi-Annual Report was extremely short since the semi-annual fiscal period (6/30/2009) ended shortly after the Fund's inception date (6/29/2009).  The Trust will consider including performance information in future semi-annual reports.

Fee

4.            The staff commented that page 13 of the Semi-Annual Report contained the following fee information:

Ratio to average net assets of:
Expenses	0.95%
Net investment income	(0.95)%

The staff further commented that pages 16 through 17 of the Semi-Annual Report stated:

For these services, the Adviser receives an advisory fee at the annual rate of 0.68% of the average daily net assets of the Fund.

Kevin C. Rupert
February 4, 2010

Under the terms of the Advisory Agreement, the Adviser will pay all of the operating expenses of the Fund, except for fee payments under the Advisory Agreement, interest expense, brokerage commissions and other trading expenses (such as stamp taxes), fees and expenses of the independent trustees, fees and expenses of the Trust's chief compliance officer, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business.

The staff requested the Trust to explain why the ratio to average net assets, which was 0.95%, differed significantly from the total expense ratio presented in the fee table given the fact that the Adviser out of its advisory fee pays a significant amount of the Fund's expenses.

Response:   The 0.95% figure is accurate.  As noted, the period covered by the Semi-Annual Report was a two-day stub period.  During this period, the Fund's only assets were its $100,000 seed money and its only shareholders were its initial private investors.  No public shareholders owned any shares of the Fund.

Furthermore, the Fund is a new fund with relatively small assets.  Assuming the assets of the Fund grow, the Adviser expects the Fund's total operating expense ratio to move in a direction closer to 0.68% figure.

Lastly, the Adviser on September 10, 2009, contractually agreed to waive its management fee or pay certain operating expenses of the Fund to the extent necessary to prevent the operating expenses of the Fund from exceeding 0.68% of average net assets per year, at least until April 30, 2010.  For purposes of this waiver, the following are excluded:  interest, taxes, brokerage commissions and other expenses that are capitalized in accordance with generally accepted accounting principles, and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of the Fund's business.

*          *          *          *

Please note that the Trust acknowledges that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the Semi-Annual Report filing;

●	Commission staff comments and the Trust's response to Commission staff comments to the Semi-Annual Report filing do not foreclose the Commission from taking any action with respect to the filing; and

●	the Trust may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kevin C. Rupert
February 4, 2010

If you have any questions or comments, please call the undersigned at (202) 661-7141.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench

cc:           Brinton W. Frith
Javelin Exchange-Traded Trust